Mail Stop 4631
                                                                January 10,
2020


    Shy Datika
    President
    INX Limited
    Unit 1.02, 1st Floor 6 Bayside Road
    Gibraltar, GX11 1AA

           Re:    INX Limited
                  Amendment No. 5 to Registration Statement on Form F-1 Filed December 20, 2019
                  File No. 333-233363

    Dear Mr. Datika:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Preliminary Prospectus Cover Page

    1. Instruction 1 to Item 501(b)(3) of Regulation S-K requires a bona fide estimate of the range of the maximum offering price of the securities offered. We note that you currently expect the initial public offering price to be between $0.65 and $1.15 per Token. Please either revise to narrow the range or tell us why you believe it represents a bona fide estimate in the context of the specific facts and circumstances of your offering. In this regard, we note that the range is in excess of 40% and, as a result, the disclosure derived from the offering price, such as in the Use of Proceeds and Capitalization sections, may not provide meaningful information to investors. We are also aware of the guidance provided in Regulation S-K Compliance and Disclosure Interpretation
134.04 which
           addresses price ranges that will not be considered bona fide.
 Shy Datika
INX Limited
January 10, 2020
Page 2

Prospectus Summary

Risk Factors, page 10

2. Please include at or near the top of this list a risk specifically indicating that the prospect of Token holders receiving any distributions of your Adjusted Operating Cash Flow is highly uncertain. Also delete from this list generic risks that could apply to any company or offering.

Risk Factors

Risks Related to Our Company's Operations

The INX Token Distributed Ledger is publicly available and contains encrypted personal information..., page 23

3. Please revise to include the deleted disclosure related to private keys that will enable decryption of personal information stored within the INX Token smart contract or advise.

Risks Related to an Investment in Our Tokens

There can be no assurance that we will be able to pay any cash distributions..., page 32

4. Please expand the third paragraph to address your ability to make ordinary business decisions that could increase operating expenses or otherwise negatively impact the prospect of generating positive cumulative Adjusted Operating Cash Flows. The last sentence of the risk factor should indicate that the ability of holders to receive any cash distributions is highly uncertain. Also, please consider placing this risk factor at the beginning of this category of risks or tell us why the current placement is appropriate.

Use of Proceeds, page 39

5. Please revise to clearly explain the assumptions underlying the maximum net proceeds shown in the table. We note that you state that the offering expenses of $5,009,405 do not reduce "net proceeds" shown in the table, as you will not use proceeds of the offering to cover these expenses. However, amounts payable to A-Labs ($500,000 if $10 million in proceeds is from U.S. investors, and up to $7.52 million if $117 million (the maximum at $.90 per Token) is from non-U.S. investors) will reduce net proceeds. Since the table shows that you would have a maximum of $16.5 million in net proceeds if the offering prices at $.90 per Token, you must assume that payments to A-Labs would be only
       $500,000, suggesting that no proceeds are from non-U.S investors. Please clarify if this is your assumption, and ensure that your disclosure is clear enough for investors to understand the impact on the use of proceeds if greater amounts become payable to A-
       Labs, thereby further reducing net proceeds, if Tokens are sold to non-U.S. investors.
 Shy Datika
INX Limited
January 10, 2020
Page 3

Dilution, page 43

6. The first two paragraphs discuss the impact on net tangible book value. Please revise to explain that the tokens are classified as liabilities, holders have only a contractual right to potential distributions of Adjusted Operating Cash Flow and from the Cash Fund under certain circumstances and, as a result, the impact of the offering on net tangible book value per token is not as relevant as it otherwise would be when common equity securities are being offered.

7. Further revise your "Commitments to issue INX Tokens" to disclose information about all Tokens that officers, directors and affiliated persons have a right to acquire while the offering is ongoing. In this regard, we note that the notes to the beneficial ownership table relating to Tokens that appears on page 93, and similar disclosures elsewhere in the prospectus, disclose that officers and directors will receive options to acquire a significant number of Tokens for as little as $.01 per Token, after effectiveness.

Plan of Distribution

Minimum Offering Requirement..., page 116

8. As appropriate, please revise to update your intentions with respect to either serving as your own transfer agent or retaining a third party registered transfer agent.

Exhibits

9. We note that INX Tokens issued as part of the Original Token Issuance will be subject to lock-up agreements that restrict such holder's ability to sell or transfer their INX Tokens.
       Please file the lock-up agreements as exhibits to the registration statement.

10. Please explain the various references to "Tokensoft" in Quantstamp's Smart Contract
       Audit attached as Ex. 99.1.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, Pamela A. Long at (202) 551-3765 with any other questions.


                                                              Sincerely,



                                                              Division of
Corporation Finance
                                                              Office of Finance